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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13G-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13G-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13G-2

INSITE VISION INCORPORATED
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
457660 10 8
(CUSIP Number)
MAY 26, 2005…
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13G-1(b)

     ☑ Rule 13G-1(c)

     ☐ Rule 13G-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

… The filing persons’ obligations to file on Schedule 13G first arose in connection with its acquisition of securities of the Issuer on May 26, 2005 (as described in Item 4 below). This Schedule 13G contains information current as of August 9, 2006 and describes additional acquisitions by the filing persons of the Issuer’s securities effected on January 6, 2006 and August 9, 2006 (also as described in Item 4 below).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	457660 10 8	13G	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS: Pinto Technology Ventures, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. ID No.: 27-0049242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,239,000 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,239,000 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,239,000 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.76%(3)

12	TYPE OF REPORTING PERSON*:

PN

(1)	This Schedule 13G is filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose,” together with Pinto LP, Pinto GP, Pinto LLC and Crawford, the “Pinto Entities”). The Pinto Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As described in Item 4 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
(3)	This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.

CUSIP No.	457660 10 8	13G	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS: Pinto Technology Ventures GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. ID No.: 27-0049236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,239,000 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,239,000 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,239,000 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.76%(3)

12	TYPE OF REPORTING PERSON*:

PN

(1)	This Schedule 13G is filed by the Pinto Entities. The Pinto Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As described in Item 4 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
(3)	This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.

CUSIP No.	457660 10 8	13G	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS: Pinto TV GP Company LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. ID No.: 43-2059018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,239,000 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,239,000 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,239,000 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.76%(3)

12	TYPE OF REPORTING PERSON*:

OO

(1)	This Schedule 13G is filed by the Pinto Entities. The Pinto Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As described in Item 4 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
(3)	This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.

CUSIP No.	457660 10 8	13G	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS: Matthew S. Crawford

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		128,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,239,000 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		128,000 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

10,239,000 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,367,000 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.89%(3)

12	TYPE OF REPORTING PERSON*:

IN

(1)	This Schedule 13G is filed by the Pinto Entities. The Pinto Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As described in Item 4 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
(3)	This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.

CUSIP No.	457660 10 8	13G	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS: Evan S. Melrose

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		149,504 shares of Common Stock

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,239,000 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		149,504 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

10,239,000 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,388,504 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.91%(3)

12	TYPE OF REPORTING PERSON*:

IN

(1)	This Schedule 13G is filed by the Pinto Entities. The Pinto Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As described in Item 4 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
(3)	This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.

Item 1
(a) Name of Issuer:
InSite Vision Incorporated, a Delaware corporation
(b) Address of Issuer’s Principal Executive Offices:
965 Atlantic Avenue
Alameda, California 94501
Item 2
(a) Name of Person(s) Filing:
Pinto Technology Ventures, L.P. (“Pinto LP”)
Pinto Technology Ventures GP, L.P. (“Pinto GP”)
Pinto TV GP Company LLC (“Pinto LLC”)
Matthew S. Crawford (“Crawford”)
Evan S. Melrose (“Melrose”)
(b) Address of Principal Business Office:
c/o PTV Sciences
1000 Main Street, Suite 3250
Houston, TX 77002
Citizenship:

Entities:	Pinto LP	-	Delaware
	Pinto GP	-	Delaware
	Pinto LLC	-	Delaware
Individuals:	Crawford	-	United States of America
	Melrose	-	United States of America
(d) Title of Class of Securities:Common Stock
(e) CUSIP Number:       457660 10 8
Item 3            Not applicable.

7.

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement on Schedule 13G is provided as of August 21, 2006:

			Warrants		Sole	Shared	Sole	Shared
			Held		Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Pinto Entities	Shares Held Directly		Directly		Power	Power	Power	Power	Ownership	of Class(1)
Pinto Technology Ventures, L.P.	7,744,621	(2)	2,494,379	(2)	0	10,239,000	0	10,239,000	10,239,000	10.76%

Pinto Technology Ventures GP, L.P. (3)	0		0		0	10,239,000	0	10,239,000	10,239,000	10.76%

Pinto TV GP Company LLC (3)	0		0		0	10,239,000	0	10,239,000	10,239,000	10.76%

Matthew S. Crawford (3)	128,000		0		128,000	10,239,000	128,000	10,239,000	10,367,000	10.89%

Evan S. Melrose (3)	149,504		0		149,504	10,239,000	149,504	10,239,000	10,388,504	10.91%
(1) This percentage is calculated based upon 92,685,408 shares of the Issuer’s common stock outstanding, which is calculated as the sum of (i) 87,895,332 shares outstanding as of July 31, 2006, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2006 and (ii) 4,790,076 shares of the Issuer’s common stock issued on August 9, 2006.
(2) On May 3, 2005, Pinto LP entered into that certain Subscription Agreement to purchase 5,454,545 shares of Common Stock of the Issuer, at a price of $0.55 per share, together with an associated warrant to purchase an aggregate of 1,636,364 shares of Common Stock of the Issuer. On December 30, 2005, Pinto LP entered into that certain Subscription Agreement for the purchase and sale of 10% Senior Secured Promissory Notes and the warrants of the Issuer. In connection therewith, Pinto LP received a warrant to purchase an aggregate of 400,000 shares of Common Stock of the Issuer. On August 8, 2006, Pinto LP entered into that certain Subscription Agreement to purchase 2,290,076 shares of Common Stock of the Issuer, at a price of $1.31 per share. In connection therewith, Pinto LP received a five-year warrant to purchase an aggregate of 458,015 shares of Common Stock of the Issuer.
(3) Pinto LP holds 7,744,621 shares of Common Stock and 2,494,379 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and may be deemed to have shared voting power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose each serve as a manager of Pinto LLC and may be deemed to have shared power to vote and dispose of the shares held by the Pinto Entities, however, they each disclaim beneficial ownership of the shares held by the Pinto Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.
Not applicable.
Item 8 Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.

8.

Not applicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not geld for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

9.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 21, 2006
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
PINTO TV GP COMPANY LLC

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
/s/ Matthew S. Crawford

Matthew S. Crawford
/s/ Evan S. Melrose

Evan S. Melrose
Exhibit(s):
A:     Joint Filing Statement

10.

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of InSite Vision Incorporated is filed on behalf of each of us.
Dated: August 21, 2006
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
PINTO TECHNOLOGY VENTURES GP, L.P.

By: Its:	Pinto TV GP Company LLC General Partner

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
PINTO TV GP COMPANY LLC

By:	/s/ Matthew S. Crawford

Name:	Matthew S. Crawford

Manager
/s/ Matthew S. Crawford

Matthew S. Crawford
/s/ Evan S. Melrose

Evan S. Melrose

11.